Exhibit 77(d)

                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

On February 26, 2002, the Registrant's Board of Trustees adopted, in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment policy to invest at least 80% of the Registrant's assets in the type of investment suggested by its name, and to give shareholders 60 days' prior notice before any change in the 80% investment policy is implemented.